UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, $0.04 par value

(Title of Class of Securities)

21075N204

(CUSIP Number)

Sherry L. Morgan

Mid-Con Energy Partners, LP

2431 E. 61st Street, Suite 800

Tulsa, Oklahoma

(918) 743-7575

with a copy to:

Robert B. Robbins, Esq.

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	Names of Reporting Persons Mid-Con Energy Partners, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 81,753,700 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,753,700 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 51.2% (3)
14	Type of Reporting Person (See Instructions) PN

(1)

Includes (i) 37,454,222 shares of Common Stock (as defined in Item 1 herein) of the Issuer (as defined in Item 1 herein) held by the Goff Capital Affiliated Entities (as defined in Item 3 herein) and (ii) 1,071,156 shares of Common Stock held by the Colyer Affiliated Entities (as defined in Item 3 herein) (iii) 7,598,294 shares of Common Stock held by the Luther Affiliated Entities (as defined in Item 3 herein) (iv) 9,808,552 shares of Common Stock held by Karlin Asset Management, Inc. (v) 1,933,333 shares of Common Stock held by Red Oak Associates, LP (vi) 5,641,036 shares of Common Stock held by DWS Growth Capital LP, (vii) 7,091,500 shares of Common Stock held by Avondale Growth Capital LP (viii) 3,500,000 shares of Common Stock held by Will Energy Corporation (ix) 4,421,774 shares of Common Stock held by James A.C. Kennedy, (x) 60,000 shares of Common Stock held by W. Farley Dakan (xi) 1,315,500 shares of Common Stock held by David S. Wesson (xii) 1,858,333 shares of Common Stock held by Michael Lindley (the shares of Common Stock listed in (i) through (xii) collectively, the “Proxy Shares”).

(2)

The Reporting Persons (as defined in Item 2 herein) do not own any Common Stock. However, because the Partnership (as defined in Item 2) is a party to the Voting Agreement (as defined in Item 3 herein) and was granted a proxy to vote the Proxy Shares pursuant to such agreement, the Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 81,753,700 shares of Common Stock with respect to the matters covered by the Voting Agreement. Neither the filing of this statement on Schedule 13D nor any of its contents shall be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock referred to herein. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.

(3)

Calculation of percentage is based on (i) 133,076,988 Common Units issued and outstanding as of October 25, 2020, as disclosed in the Merger Agreement (as defined in Item 3 herein), a copy of which is included as Exhibit A to this statement on Schedule 13D and is incorporated by reference herein plus (ii) 26,451,988 shares of Common Stock issued in a private placement as disclosed in the Issuer’s current report on Form 8-K dated October 26, 2020 filed with the Securities and Exchange Commission.

1	Names of Reporting Persons Mid-Con Energy Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 81,753,700 (1) (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,753,700 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 51.2% (3)
14	Type of Reporting Person (See Instructions) OO

(1)

Includes (i) 37,454,222 shares of Common Stock (as defined in Item 1 herein) of the Issuer (as defined in Item 1 herein) held by the Goff Capital Affiliated Entities (as defined in Item 3 herein) and (ii) 1,071,156 shares of Common Stock held by the Colyer Affiliated Entities (as defined in Item 3 herein) (iii) 7,598,294 shares of Common Stock held by the Luther Affiliated Entities (as defined in Item 3 herein) (iv) 9,808,552 shares of Common Stock held by Karlin Asset Management, Inc. (v) 1,933,333 shares of Common Stock held by Red Oak Associates, LP (vi) 5,641,036 shares of Common Stock held by DWS Growth Capital LP, (vii) 7,091,500 shares of Common Stock held by Avondale Growth Capital LP (viii) 3,500,000 shares of Common Stock held by Will Energy Corporation (ix) 4,421,774 shares of Common Stock held by James A.C. Kennedy, (x) 60,000 shares of Common Stock held by W. Farley Dakan (xi) 1,315,500 shares of Common Stock held by David S. Wesson (xii) 1,858,333 shares of Common Stock held by Michael Lindley (the shares of Common Stock listed in (i) through (xii) collectively, the “Proxy Shares”).

(2)

The Reporting Persons (as defined in Item 2 herein) do not own any Common Stock. However, because the Partnership (as defined in Item 2) is a party to the Voting Agreement (as defined in Item 3 herein) and was granted a proxy to vote the Proxy Shares pursuant to such agreement, the Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 81,753,700 shares of Common Stock with respect to the matters covered by the Voting Agreement. Neither the filing of this statement on Schedule 13D nor any of its contents shall be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock referred to herein. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.

(3)

Calculation of percentage is based on (i) 133,076,988 Common Units issued and outstanding as of October 25, 2020, as disclosed in the Merger Agreement (as defined in Item 3 herein), a copy of which is included as Exhibit A to this statement on Schedule 13D and is incorporated by reference herein plus (ii) 26,451,988 shares of Common Stock issued in a private placement as disclosed in the Issuer’s current report on Form 8-K dated October 26, 2020 filed with the Securities and Exchange Commission.

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.04 per shares (the “Common Stock”), of Contango Oil & Gas (the “Issuer” or “Contango”). The address of the principal executive offices of the Issuer is 717 Texas Ave., Suite 2900, Houston, Texas 77002.

Item 2.	Identity and Background

(a) This Schedule 13D is filed on behalf of (i) Mid-Con Energy, LP, a Delaware limited partnership (the “Partnership”) and (ii) Mid-Con Energy GP, LLC, a Delaware limited liability company (the “General Partner,” and together with the Partnership, “Reporting Persons” or “Mid-Con”).

(b) The principal business address of each of the Reporting Persons is 2431 E. 61st Street, Suite 800, Tulsa, Oklahoma 74136.

(c) The principal business of Mid-Con is the ownership, acquisition and development of producing oil and natural gas properties in North America, with a focus on enhanced oil recovery.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of the Reporting Persons is set forth on Schedule A, which is incorporated by reference herein.

(d)-(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) As set forth in Schedule A hereto, each of the directors and executive officers of the Reporting Persons is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On October 25, 2020, Contango, Michael Merger Sub LLC, a Delaware limited liability company and a wholly-owned, direct subsidiary of Contango (“Merger Sub”), the Partnership and the General Partner, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Contango will acquire Mid-Con in exchange for shares of Common Stock.

On October 25, 2020, concurrently with the execution of the Merger Agreement, Contango and Mid-Con entered into a voting and support agreement with (i) Goff MCF Partners, LP, (ii) JCG 2016 Holdings, LP, (iii) John C. Goff 2010 Family Trust, (iv) John C. Goff SEP IRA, (v) Goff Family Investments, LP, (vi) Kulik Partners, LP, (vii) John C. Goff (the persons and entities listed in (i) through (vii), the “Goff Capital Affiliated Entities”), (viii) Karlin Asset Management, Inc, (ix) LKCM Investment Partnership, L.P., (x) LKCM Investment Partnership II, L.P. (the entities listed in (ix) and (x), together, the “Luther Affiliated Entities”), (xi) James A.C. Kennedy, (xii) Will Energy Corporation, (xiii) Will Farley Dakan, (xiv) David S. Wesson, (xv) Michael Lindley, (xvi) Wilkie S. Colyer, Jr., (xvii) Colyer Holdings, LP, (xvii) CCC Resources Ltd., (xix) Peyton E Colyer UTMA (the persons and entities listed in (xvi) to (xix), collectively, the “Colyer Affiliated Entities”), (xxi) Red Oak Associates, LP, (xxii) DWS Growth Capital LP and (xxiii) Avondale Growth Capital LP (such agreement, the “Voting Agreement”).

The Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Persons, and no funds were expended in consideration for the execution of either the Merger Agreement or the Voting Agreement.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

(a)-(j)

Merger Agreement

Under the terms of, and subject to the conditions set forth in, the Merger Agreement, the Partnership will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving limited liability company in the Merger and a wholly-owned, direct subsidiary of Contango.

At the effective time of the Merger (the “Effective Time”), each common unit representing a limited partner interests of the Partnership (each a “Common Unit” and collectively, the “Common Units”) issued and outstanding immediately prior to the Effective Time (other than Common Units of the Partnership held in the Partnership’s treasury or held by the General Partner immediately prior to the Effective Time, which shall be canceled and extinguished without any conversion thereof, and no consideration shall be delivered in exchange therefor) will be converted automatically into the right to receive 1.7500 shares of Common Stock. The general partner interest in the General Partner shall be automatically cancelled and retired and shall cease to exist. Shares of Common Stock issued in connection with the Merger will be listed on the NYSE American Stock Exchange.

The obligation of the parties to complete the Merger is subject to customary closing conditions, including, among others, (i) the receipt of the required approvals from Contango’s shareholders and the Partnership’s unitholders, (ii) the absence of any law, order or injunction of a court or governmental entity of competent jurisdiction prohibiting the consummation of the Merger, (iii) the shares of Common Stock issuable in connection with the Merger having been approved for listing on the NYSE American Stock Exchange, subject to official notice of issuance, (iv) Contango’s registration statement on Form S-4 having been declared effective by the U.S. Securities and Exchange Commission under the Securities Act of 1933, (v) the accuracy of the representations and warranties contained in the Merger Agreement (subject to certain qualifications), (vi) the performance by the parties of their respective obligations under the Merger Agreement in all material respects and (vii) the absence of a material adverse effect with respect to the parties.

The foregoing summary of the Merger Agreement does not purport to be a complete description of the terms and conditions of such agreement, and such description is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference. The foregoing summary of the Merger Agreement has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is not intended to provide any other factual information about the Issuer, the Reporting Person or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of dates specified therein. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, the Reporting Persons or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s or the Partnership’s public disclosures.

Voting Agreement

As an inducement to Mid-Con entering into the Merger Agreement, on October 25, 2020, (i) the Goff Capital Affiliated Entities, which beneficially own 37,454,222 shares of Common Stock, (ii) the Colyer Affiliated Entities, which beneficially own 1,071,156 shares of Common Stock, (iii) the Luther Affiliated Entities, which beneficially own 7,598,294 shares of common stock, (iv) Karlin Asset Management, Inc., which beneficially owns 9,808,552 shares of Common Stock, (v) Red Oak Associates, LP, which beneficially owns 1,933,333 shares of Common Stock, (vi) Will Energy Corporation, which beneficially owns 3,500,000 share of Common Stock, (vii) DWS Growth Capital LP, which beneficially owns 5,641,036 share of Common Stock, (viii) Avondale Growth Capital LP, which beneficially owns 7,091,500 share of Common Stock, (ix) James A.C. Kennedy, who beneficially owns 4,421,774 shares of Common Stock, (x) W. Farley Dakan, who beneficially owns 60,000 share of Common Stock, (xi) David S. Wesson, who beneficially owns 1,315,500 shares of Common Stock and (xii) Michael Lindley, who beneficially owns 1,858,333 shares of Common Stock (the persons and entities listed in (i) through (xii), the “Voting Agreement Participants”), entered into the Voting Agreement, pursuant to which the Voting Agreement Participants have agreed to vote their Common Stock in favor of the matters to be submitted to Contango’s shareholders in connection with the Merger, subject to the terms and conditions set forth in the Voting Agreement. The Voting Agreement contains a transfer restrictions providing that the Voting Agreement Participants may not, without the Partnership’s prior written consent, subject to limited exceptions, offer, sell, transfer or otherwise dispose of any Common Stock currently owned as of the date of the Voting Agreement or thereafter acquired by the Voting Agreement Participants until the earlier to occur of (i) the consummation of the Merger in accordance with the terms and conditions of the Merger Agreement and (ii) termination of the Merger Agreement in accordance with its terms.

The foregoing summary of the Voting Agreement does not purport to be a complete description of the terms and conditions of such agreement, and such description is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibits B, and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) and (b). The response of the Reporting Persons to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

As of the date hereof, the Reporting Persons do not own any Common Stock. However, as a result of the Voting Agreement, the Reporting Person may be deemed to have shared voting power with respect to up to an aggregate of 81,753,700 shares of Common Stock, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 81,753,700 shares of Common Stock. The aggregate number of shares of Common Stock covered by the Voting Agreement represents approximately 51.2% of the outstanding Common Stock based on 159,528,976 shares of Common Stock issued and outstanding as of November 5, 2020, which includes (i) 133,076,988 shares of Contango Common Stock outstanding on October 25, 2020 (as disclosed in the Merger Agreement (as defined in Item 3 herein), a copy of which is included as Exhibit A to this statement on Schedule 13D and is incorporated by reference herein) and (ii) 26,451,988 shares of Common Stock issued in a private placement (as disclosed in the Issuer’s current report on Form 8-K dated October 26, 2020 filed with the Securities and Exchange Commission).

As of the date hereof, the following persons listed on Schedule A hereto beneficially own Common Stock: (i) Fred N. Reynolds beneficially owns 10,000 shares of Common Stock of the Issuer and (ii) Caperton White beneficially owns 1,500 shares of Common Stock of the Issuer.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Common Units. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.

To the Reporting Persons’ knowledge, except with respect to the Common Units owned by Mr. Reynolds and Mr. White, no other persons listed in Schedule A hereto beneficially own any shares of Common Stock.

(c). Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting Agreement, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in Common Units during the past 60 days.

(d). The Reporting Persons have no right to receive dividends from, or the proceeds from the sale of, any shares of Common Stock subject to the Voting Agreement. The Reporting Persons will have no pecuniary interest in any shares of Common Stock unless and until the transactions contemplated by the Merger Agreement are consummated

(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Agreement and Plan of Merger, dated as of October 25, 2020, by and among Contango Oil & Gas Company, Michael Merger Sub LLC, Mid-Con Energy Partners, LP, and Mid-Con Energy GP, LLC (incorporated herein by reference from Exhibit 2.1 to the Partnership’s Form 8-K filed with the Securities and Exchange Commission on October 26, 2020).

Exhibit B	Voting and Support Agreement, dated as of October 25, 2020, by and among Mid-Con Energy Partners, LP, Contango Oil & Gas Company, Goff MCF Partners, LP, JCG 2016 Holdings, LP, John C. Goff 2010 Family Trust, John C. Goff SEP IRA, Goff Family Investments, LP, Kulik Partners, LP, John C. Goff, Karlin Asset Management, Inc., LKCM Investment Partnership, L.P., LKCM Investment Partnership II, L.P., James A.C. Kennedy, Will Energy Corporation, Will Farley Dakan, David S. Wesson, Michael Lindley, Wilkie S. Colyer, Jr., Colyer Holdings, LP, CCC Resources Ltd., Peyton E Colyer UTMA, Red Oak Associates, LP, DWS Growth Capital LP and Avondale Growth Capital LP (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Partnership’s with the Securities and Exchange Commission on October 26, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2020

MID-CON ENERGY PARTNERS, LP

By:	MID-CON ENERGY GP, LLC,
its general partner

By:	/s/ Sherry L. Morgan
Name: Sherry L. Morgan
Title: Chief Executive Officer

MID-CON ENERGY GP, LLC

By:	/s/ Sherry L. Morgan
Name: Sherry L. Morgan
Title: Chief Executive Officer

SCHEDULE A

DIRECTORS OF REPORTING PERSON

The name, title, present principal occupation or employment of each of the directors and executive officers of Mid-Con (as defined in Item 1) are set forth below. Each non-management director’s business address is c/o Mid-Con Energy Partners, LP, 2431 E. 61st Street, Suite 800, Tulsa, Oklahoma 74136, and each executive officer’s business address is 2431 E. 61st Street, Suite 800, Tulsa, Oklahoma 74136. All of the individuals listed below are citizens of the United States

Directors:

Name	Position at Mid-Con	Present Principal Occupation or Employment
Bob Boulware	Chairman	Professional Director
Travis Goff	Director	President of Goff Capital and Goff Focused Energy Strategies, LP
Caperton White	Director	President of Holly Oak Minerals Management, LLC
Fred Reynolds	Director	Owner Fred S. Reynolds & Associates a Consulting Petroleum Engineering Firm

Executive Officers (Who Are Not Directors):

Name	Present Principal Occupation or Employment
Sherry L. Morgan	Chief Executive Officer at Mid-Con
Jodie L. DiGiacomo	Chief Accounting Officer at Mid-Con
Greg Westfall	Chief Operating Officer at Mid-Con